December 10, 2024

Hue Kwok Chiu
Chief Executive Officer
Smart Logistics Global Limited
Unit 702, Level 7, Core B, Cyberport 3
100 Cyberport Road
Pokfulam, Hong Kong 999077

       Re: Smart Logistics Global Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed December 6, 2024
           File No. 333-282504
Dear Hue Kwok Chiu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 2, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-1
General

1. Please expand your revised disclosure in response to prior comment 1 to include dollar equivalent translations for the dividends declared and paid subsequent to June
       30, 2024.
2. We note Exhibit 5.1 has been revised to state that counsel relied as to certain matters on information included in a Director's Certificate. Please file a revised opinion that clarifies whether the information included in such certificate related only to questions of fact or explain how this assumption is appropriate as it appears overly broad. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19. In addition, we note the heading to your tax discussion has been revised to "Income Tax Considerations." However, the
 December 10, 2024
Page 2

       fourth opinion on page 2 continues to refer to statements under the heading "Material
       Income Tax Considerations." Please revise or advise.
       Please contact Joanna Lam at 202-551-3476 or Raj Rajan at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Claudia Rios at 202-551-8770 or Karina Dorin at 202-551-3763 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Jane K. P. Tam, Esq.